UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
eTelecare Global Solutions, Inc.
(Name of Subject Company)
eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)
American Depositary Shares, each representing
one common share,
par value two Philippine pesos per share
(Title of Class of Securities)
29759R102
(CUSIP Number of Class of Securities)
John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With a copy to:
Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Q&A REGARDING THE POSSIBLE ACQUISITION OF ETELECARE
As you know, eTelecare has entered into an Acquisition Agreement with EGS Acquisition Co LLC (the “Buyer”) for the Buyer to acquire eTelecare. The Buyer is owned by affiliates of Ayala Corporation and Providence Equity Partners. You may recognize the name Ayala Corporation as they have been an investor in eTelecare for some time and one of their representatives is Alfredo “Fred” Ayala, a member of our board of directors.
The Buyer intends to commence a tender offer to purchase up to all of the outstanding eTelecare common shares and American Depositary Shares (“ADSs”) for $9.00(USD) per share, in connection with which both the Buyer and eTelecare will make filings with the United States Securities and Exchange Commission (the “SEC”) and the Philippines Securities and Exchange Commission (the “PSEC”). We anticipate that the acquisition will close in the fourth quarter of 2008, although the closing is subject to the satisfaction of the tender offer conditions, including the tender of at least 66.67% of the outstanding common shares and ADSs (on a fully diluted basis) and receipt of all pertinent regulatory (antitrust) approvals.
The following is a list of questions and answers designed to provide you additional information about the acquisition and how it may impact you. The questions and answers are intended for your general information only, and are qualified by the exact language of the Acquisition Agreement. You are advised to read the Acquisition Agreement carefully. Please see below for information explaining how you can obtain a copy of the Acquisition Agreement.
If you are a shareholder of eTelecare, you will receive documents from the Buyer instructing you how to tender your eTelecare common shares or ADSs in the tender offer (the “Tender Offer Documents”). In addition, eTelecare will distribute information to shareholders regarding the tender offer, which will include the recommendation of eTelecare’s Board of Directors that the shareholders accept the tender offer and tender their common shares and ADSs to the Buyer. You will also be receiving additional information concerning your employee stock options and restricted stock units.
1. Who is the Buyer?
The Buyer is a company formed by affiliates of Ayala Corporation and Providence Equity Partners for the purpose of effecting the acquisition of eTelecare. Affiliates of Ayala Corporation and Providence Equity Partners each own 50% of the Buyer.
2. Who are Ayala Corporation and Providence Equity Partners?
Ayala Corporation was founded in 1834 and is the holding company of one of the largest and most diversified business groups in the Philippines, with interests that include real estate, financial services, telecommunications, electronics, and information technology. LiveIt Solutions, Inc. is its holding company in the BPO sector, with significant holdings in eTelecare, Integreon and Affinity Express. Additional information is available at www.ayala.com.ph/.
Providence Equity Partners is the leading global private equity firm specializing in equity investments in media, entertainment, communications and information companies around the world. The principals of Providence manage funds with approximately $22 billion in equity commitments and have invested in more than 100 companies operating in over 20 countries since the firm’s inception in 1989. Providence is headquartered in Providence, Rhode Island (USA) and has offices in New York, Los Angeles, London, Hong Kong and New Delhi. Additional information about Providence Equity Partners can be found on their website — www.provequity.com.
3. Why did we agree to be acquired by the Buyer? Did we consider other alternatives?
We considered a variety of alternatives prior to entering into the Acquisition Agreement, including continuing to operate as a stand-alone company. However, after a very long and thorough process, our Board of Directors came to the conclusion that recommending the sale of our shares and ADSs to the Buyer was in the best interests of our shareholders and also in the best interests of the Company, including our employees.
4. What kind of acquisition is this?

The acquisition will be implemented by way of a tender offer to be made directly to eTelecare shareholders. Through the tender offer, the Buyer will make an offer to purchase up to all of the outstanding common shares and ADSs of eTelecare. Following completion of the tender offer, subject to compliance with applicable SEC, PSEC, NASDAQ and Philippine Stock Exchange rules and regulations, the Buyer intends to de-list eTelecare’s ADSs from NASDAQ and eTelecare’s shares from the Philippines Stock Exchange.
5. What is the timing of the acquisition?
We anticipate the acquisition will close in the fourth quarter of this year. Completion of the tender offer will be subject to the condition that at least 66.67% of eTelecare’s common shares and ADSs (on a fully diluted basis) are tendered in the offer, and other conditions, including regulatory approvals. The transaction is not subject to any financing conditions. Certain shareholders of eTelecare have entered into tender and support agreements with the Buyer, pursuant to which, among other things, such holders have agreed to tender all shares and ADSs they beneficially own in the Offer, which represents approximately 62% of the outstanding common shares and ADSs (on a fully diluted basis).
6. How do I tender my shares?
The tender offer has not yet commenced and you do not need to take any action at the moment. At the time the tender offer commences, the Buyer will file the necessary tender offer and related documents with the SEC and the PSEC which will contain detailed information about the tender offer and what actions a shareholder will need to take if he or she wants to tender his or her common shares or ADSs. The Buyer will also mail copies of these documents to eTelecare shareholders. YOU ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE.
7. If I have stock options, what happens now?
The Acquisition Agreement provides that each stock option outstanding immediately prior to the closing, whether vested or unvested, will be cancelled in exchange for a cash payment equal to the number of shares subject to the option multiplied by the amount, if any, by which $9.00 exceeds the exercise price (minus any applicable withholding tax).
If you have more questions on how this works, please send an email to Dave Gomez or Anh Huynh.
8. If I have stock options should I exercise my options in order to obtain shares before the tender offer starts?
You should always seek the advice of your tax and/or financial consultant if you have specific questions regarding the tax or financial consequences associated with your eTelecare Options and/or RSUs. Stock options outstanding immediately prior to closing are not required to be exercised in order to receive consideration.
9. If I have Restricted Stock Units (RSUs), what happens now?
Each RSU, whether vested or unvested, will be cancelled in exchange for a cash payment equal to the number of common shares subject to such RSU multiplied by $9.00 (minus any applicable withholding taxes).
10. What happens to my stock options and RSUs if I leave eTelecare prior to the closing of the tender offer?
The relevant plan and agreement you have with eTelecare will govern your options and RSUs if you leave eTelecare prior to the closing of the tender offer. If you have any questions on the treatment of your options or RSUs in this circumstance, please send an email to Dave Gomez or Anh Huynh.
11. Will there be some equity incentive plan to replace the current stock options?
We understand that the Buyer intends to introduce some form of equity incentive plan following the acquisition, but the exact details of the plan have not been finalized. We recognize this is important to our employees and are discussing this with Ayala Corporation and Providence. We will provide you more information when it becomes available.
12. How does this benefit me as an eTelecare employee?
Prior to the acquisition, there will be no changes to any of the day-to-day operations of the company. Following the acquisition, we expect that growth would continue, which could provide our employees greater career opportunities as we add new programs. Ayala Corporation has been a long term and value added shareholder, and a strong supporter of management’s growth strategies. This transaction by Buyer demonstrates its confidence in the management team and 13,000 plus members of the eTelecare family.
13. What happens to John and the rest of our executive team?
Ayala Corporation and Providence Equity Partners value our management team and employees and our ability to operate a multi-shore call center business. John and the executive team are expected to continue to lead eTelecare going forward. We expect the current headquarters in the Philippines will be maintained and that John and the rest of the US-based management team would remain in their current location in Scottsdale, Arizona.
14. Does the Buyer have any plans to close any call centers?
There are no current plans to close any sites. Ayala Corporation and Providence are investing in us with the intention of growing the business across the group.
15. Will we keep the eTelecare name?
Yes. The eTelecare name is one of the most valuable assets of the company. eTelecare is recognized as a leader in the BPO services with a reputation for quality services.
16. What will happen to our salary, wages and employee benefit plans?
We do not expect our current salary, wages and employee benefit plans to change at this time. For information about our equity incentive plans, please see question 11.
16. If we become a private company, does this mean we no longer need to be PCI compliant?
No. PCI compliance is a major factor in the work that we do with a number of our current clients and with clients that we wish to do business with. On any program that requires eTelecare to receive credit card information, PCI compliance is a requirement. Additionally, our clients view PCI compliance as a sign of the maturity and quality of a BPO provider and allows us to bid on work that those without PCI compliance cannot.
17. If we become a private company, does this mean we no longer need to be SOX compliant?
Although the strict regulatory regimen required of a US public company, including SOX compliance, will no longer be required if following the acquisition eTelecare is taken private and delisted from NASDAQ, we believe that SOX compliance provides key benefits to the company so that we do intend to complete our current SOX effort and to maintain the controls that have been put in place.
18. Can we move forward with new hires?
Yes. So long as the new hires are not senior executives, all hiring processes will remain the same.
19. Can we sign new contracts? Engage in new partnerships?
In general, yes, the company may enter into new contracts in the ordinary course of business. However, the Acquisition Agreement does contain certain limitations on contracts that were not contemplated in our annual plan. Therefore, please route requests for new contracts that were not contemplated in the annual plan to Mike Dodson and Dave Gomez for approval. The specific limitations to which we are subject will be summarized and distributed to leaders shortly.
20. What should I do next?
Please continue to provide the same high quality service to our clients that you do today. The value of eTelecare is in its employees and your past contributions have led to this opportunity for eTelecare and for each of you.
21. What should I do when people ask me questions about the transaction?
All inquiries from media, analysts or investors should be forwarded to the appropriate, designated spokespeople.
Media and investor inquiries should be directed to Anh Huynh at 480.754.8745 or investors@etelecare.com.
All other questions should be forwarded to Dave Gomez at 480.754.8703 or dave.gomez@etelecare.com.
Important Additional Information: The tender offer for the outstanding common shares and American Depositary Shares (collectively, the “Shares”) of eTelecare Global Solutions, Inc. (“eTelecare”) has not yet commenced. These communications are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Buyer intends to file with the United States Securities and Exchange Commission (the “US SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, in addition to similar documentation intended to be filed with the Philippine Securities and Exchange Commission (the “PSEC”), and eTelecare intends to file with the US SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, and similar documentation intended to be filed with the PSEC. The Buyer and eTelecare intend to mail these documents to the shareholders of eTelecare. These documents will contain important information about the tender offer and shareholders of eTelecare are urged to read them carefully when they become available. Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available) and other documents filed by eTelecare or the offeror with the US SEC at the website maintained by the US SEC at www.sec.gov.